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Exhibit 99.2

77 King St. W., Suite 4010 P.O. Box 159, Toronto, Ontario Canada M5K 1H1

GRANITE ANNOUNCES 2017 FIRST QUARTER RESULTS

May 9, 2017, Toronto, Ontario, Canada — Granite Real Estate Investment Trust and Granite REIT Inc. (TSX: GRT.UN; NYSE: GRP.U) ("Granite" or the "Trust") today announced their combined results for the three month period ended March 31, 2017.

HIGHLIGHTS

Highlights for the three month period ended March 31, 2017 are set out below:

  •
  Rental revenue and tenant recoveries was $55.2 million in the first quarter of 2017 compared to $56.4 million in the prior year period;

  •
  Generated funds from operations ("FFO")(1) of $39.6 million ($0.84 per stapled unit) and adjusted funds from operations ("AFFO")(2) of $40.3 million ($0.86 per stapled unit) in the first quarter of 2017 as compared to $41.4 million ($0.88 per stapled unit) and $41.7 million ($0.89 per stapled unit), respectively, in the prior year period;

  •
  Acquired from Magna, on January 31, 2017, two building expansions at special purpose properties located in Kentucky and South Carolina, United States, for a total purchase price of $70.8 million (US$ 53.7 million). At an implied capitalization rate of 8.25%, these expansions, which represent 0.5 million square feet of leasable area, will generate approximately $5.9 million (US$ 4.4 million) of incremental revenue annually based on lease terms in place and expiring in January 2032; and

  •
  Maintained a leverage ratio(3) of 24% with available liquidity in the form of cash, cash equivalents and an available unsecured credit line of approximately $440 million. The FFO payout ratio(4) was 78% for the quarter.

Granite's results for the three month periods ended March 31, 2017 and 2016 are summarized below (all figures are in Canadian dollars):

	For the Three Months Ended March 31,
(in millions, except per unit amounts)	2017	2016
Rental revenue and tenant recoveries	$55.2	$56.4

Net income	$30.3	$43.4

Funds from operations ("FFO")(1)	$39.6	$41.4

Adjusted funds from operations ("AFFO")(2)	$40.3	$41.7

Basic and Diluted FFO per stapled unit(1)	$0.84	$0.88

Basic and Diluted AFFO per stapled unit(2)	$0.86	$0.89

Fair value of investment properties(5)	$2,717.6	$2,534.8

Cash and cash equivalents(5)	$189.7	$143.4

Readers are cautioned that certain terms used in this press release such as FFO, AFFO, leverage ratio, FFO payout ratio and any related per unit amounts, which are used by management to measure, compare and explain the operating results and financial performance of the Trust, do not have standardized meanings prescribed under International Financial Reporting Standards ("IFRS") and, therefore, should not be construed as alternatives to net income, cash flow from operating activities or any other measure calculated in accordance with IFRS.

Additionally, because these terms do not have a standardized meaning prescribed by IFRS they may not be comparable to similarly titled measures presented by other publicly traded entities.

(1)
FFO is a measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties, acquisition transaction costs, deferred income taxes and certain other items, net of non-controlling interests in such items. The Trust's determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada ("REALPAC") White Paper on Funds From Operations & Adjusted Funds From Operations for IFRS dated February 2017 ("White Paper"). Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see "Reconciliation of Net Income Attributable to Stapled Unitholders to FFO and AFFO"). FFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS and is not reconciled to cash flow from operating activities, as the calculation of FFO does not consider changes in working capital items or adjust for certain other non-cash items that are included in the determination of cash flow from operating activities in accordance with IFRS.

(2)
AFFO is a measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Beginning with the first quarter of 2017, Granite introduced and calculates AFFO as net income attributable to stapled unitholders including all adjustments used to calculate FFO and is further adjusted for maintenance capital expenditures that are required to sustain Granite's productive capacity, leasing costs such as leasing commissions and tenant allowances paid, tenant improvements and straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust's determination of AFFO follows the definition prescribed by REALPAC's White Paper. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to stapled unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable IFRS measure (see "Reconciliation of Net Income Attributable to Stapled Unitholders to FFO and AFFO"). AFFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS and is not reconciled to cash flow from operating activities, as the calculation of AFFO does not consider changes in working capital items or adjust for certain other non-cash items that are included in the determination of cash flow from operating activities in accordance with IFRS.

(3)
The leverage ratio is calculated as the carrying value of total debt divided by the fair value of investment properties. The leverage ratio is a supplemental measure used in evaluating the Trust's degree of financial leverage, borrowing capacity and the relative strength of its balance sheet.

(4)
The FFO payout ratio is calculated as distributions declared to unitholders divided by FFO in a period. The FFO payout ratio is a supplemental measure widely used by analysts and investors in evaluating the sustainability of the Trust's distributions to stapled unitholders.

(5)
At period end.

DISSIDENT UNITHOLDER ANNOUNCEMENT

Granite notes that FrontFour Capital and Sandpiper Group (collectively "the dissidents") have made certain assertions with respect to Granite's performance and strategic direction and have also announced their intention to nominate individuals to stand for election to Granite's Board at the meeting of stapled unitholders of Granite scheduled for June 15, 2017.

Granite's track record and prospects are a matter of public record. Granite is executing on its strategy, has maintained strong corporate governance, and generated a total cumulative return to unitholders of approximately 24.5% in 2016, compared to 17.4% for the S&P/TSX Capped REIT Total Return Index. Since converting to a REIT on January 3, 2013, Granite has generated a total cumulative return of 55.9%, compared to a total cumulative return of 19.8% for the S&P/TSX Capped REIT Total Return Index over the same time period.

2016 was a transformational year for Granite. On the back of the Magna lease deal announced in October of last year, we have established:

  •
  Long-term stability and enhanced visibility of our future revenue streams — having locked in over $800 million in future cash flow from an A- credit rated tenant, Magna;

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  A weighted average lease term of 7.0 years for the portfolio and 10.7 years for the special purpose properties;

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  A favourable debt maturity schedule with a weighted average interest rate of 2.53%;

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  A balance sheet unencumbered by secured debt;

  •
  A lower cost of capital; and

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  Borrowing capacity in excess of $1 billion, using our targeted leverage ratio in the 40% range.

All of these achievements were predicated on securing the lease extensions with Magna in October 2016. Granite is now positioned to pursue opportunities to grow and further diversify our asset base. Granite is confident that the initiatives taken will result in capitalizing on investment opportunities that will achieve our goals and continue to create sustainable long-term income and value for unitholders.

Granite will issue its proxy circular for its upcoming unitholders' meeting in due course, which will contain important information regarding the meeting and address a number of inaccurate and misleading statements made by the dissidents.

GRANITE'S COMBINED FINANCIAL RESULTS

Three month period ended March 31, 2017

For the three month period ended March 31, 2017, rental revenue and tenant recoveries decreased by $1.2 million to $55.2 million from $56.4 million in the first quarter of 2016. The decrease in revenue was primarily due to the unfavourable impact of foreign exchange rates and property disposals in 2016, partially offset by the revenue associated with the purchase of the building expansions at two properties in the United States as well as contractual rent increases largely related to Consumer Price Index based increases.

Granite's net income in the first quarter of 2017 was $30.3 million compared to $43.4 million for the first quarter of 2016. Net income decreased by $13.1 million primarily due to the after tax impact of the decrease in net fair value gains on investment properties.

FFO for the first quarter of 2017 was $39.6 million compared to $41.4 million in the prior year period. The $1.8 million decrease in FFO was primarily due to the reduction in revenue and an increase in current tax expense, partially offset by a decrease in general and administrative expenses and a decrease in interest expense.

AFFO for the first quarter of 2017 was $40.3 million compared to $41.7 million in the prior year period. The net $1.4 million decrease in AFFO was due to the $1.8 million decrease in FFO, offset by a reduction in leasing commissions paid primarily related to the lease-up of a developed property in the United States in the prior year period.

A more detailed discussion of Granite's combined financial results for the three month periods ended March 31, 2017 and 2016 is contained in Granite's Management's Discussion and Analysis of Results of Operations and Financial Position and the unaudited condensed combined financial statements for those periods and the notes thereto, which are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") and can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's (the "SEC") Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") which can be accessed at www.sec.gov.

RECONCILIATION OF NET INCOME ATTRIBUTABLE TO STAPLED UNITHOLDERS TO FFO AND AFFO

	For the Three Months Ended March 31,
(in millions, except per unit amounts)	2017	2016
Net income attributable to stapled unitholders	$30.3	$42.4
Add (deduct):
Fair value losses (gains) on investment properties, net	7.3	(8.7)
Fair value losses (gains) on financial instruments	0.7	(0.8)
Loss on sale of investment properties	—	0.3
Current income tax expense associated with the sale of investment properties	—	(1.0)
Deferred income tax expense	1.3	8.2
Non-controlling interests relating to the above	—	1.0

FFO	$39.6	$41.4
Add (deduct):
Maintenance or improvement capital expenditures	(0.6)	(0.5)
Leasing commissions paid	(0.1)	(0.6)
Tenant incentive paid	(0.1)	(0.2)
Tenant incentive amortization	1.3	1.4
Straight-line rent amortization	0.2	0.1
Non-controlling interests relating to the above	—	0.1

AFFO	$40.3	$41.7

Basic and Diluted FFO per stapled unit	$0.84	$0.88

Basic and Diluted AFFO per stapled unit	$0.86	$0.89

Basic and Diluted number of stapled units outstanding	47.1	47.0

CONFERENCE CALL

Granite will hold a conference call on Wednesday, May 10, 2017 at 8:30 a.m. Eastern time. The number to use for this call is 1-800-954-0633. Overseas callers should use +1-416-981-9025. Please call in at least 10 minutes prior to start time. The conference call will be chaired by Michael Forsayeth, Chief Executive Officer. For anyone unable to listen to the scheduled call, the rebroadcast numbers will be: North America — 1-800-558-5253 and Overseas — +1-416-626-4100 (enter reservation number 21849936) and the rebroadcast will be available until Monday, May 22, 2017.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 30 million square feet in over 90 rental income properties. Our tenant base includes Magna International Inc. and its operating subsidiaries (collectively "Magna") as our largest tenants, in addition to tenants from other industries.

For further information, please contact Michael Forsayeth, Chief Executive Officer, at 647-925-7600 or Ilias Konstantopoulos, Chief Financial Officer, at 647-925-7540.

OTHER INFORMATION

Additional property statistics as at March 31, 2017 have been posted to our website at
http://www.granitereit.com/propertystatistics/view-property-statistics. Copies of financial data and other publicly filed documents are available through the internet on SEDAR which can be accessed at www.sedar.com and on EDGAR which can be accessed at www.sec.gov.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance, expectations, or foresight or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. In particular, there can be no assurance that the intended developments in Granite's relationships with its tenants, the expansion and diversification of Granite's real estate portfolio, the expected cost of development and re-development projects, the expected savings in interest expense and the expected sources of funding and increases in leverage can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management's good faith assumptions and analyses made in light of Granite's perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite's control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite Real Estate Investment Trust's mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite's ability to achieve desired developments in its relationships with its tenants, expand and diversify its real estate portfolio and increase its leverage; and the risks set forth in the "Risk Factors" section in Granite's Annual Information Form for 2016 dated March 1, 2017, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust's Annual Report on Form 40-F for the year ended December 31, 2016 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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HIGHLIGHTS
DISSIDENT UNITHOLDER ANNOUNCEMENT
GRANITE'S COMBINED FINANCIAL RESULTS
RECONCILIATION OF NET INCOME ATTRIBUTABLE TO STAPLED UNITHOLDERS TO FFO AND AFFO
CONFERENCE CALL
ABOUT GRANITE
OTHER INFORMATION
FORWARD-LOOKING STATEMENTS